As filed with the Securities and Exchange Commission on August 12, 2005


                                                              FILE NO. 70-10330

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                            Monongahela Power Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


                     --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application-Declaration to:



Kathryn L. Patton                       Clifford M. Naeve
Deputy General Counsel                  William C. Weeden
Allegheny Energy, Inc.                  Paul Silverman
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA  15601                   1440 New York Avenue, NW
                                        Washington, D.C. 20005

     Applicants hereby amend the final paragraph of Item 1.D, the final entry in
Item 6.A in, and Exhibit H to, the Application-Declaration they filed with the Securities and Exchange Commission in this matter on August 11, 2005 as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                      * * *

D.   Background and Description of the Proposed Transaction

     * * *

     The purchase price for these assets will be the net book value at the time the Transaction closes of the assets identified as Acquired Assets in Section
2.1 of the APA, plus $10,000,000 less Monongahela's share of property taxes as specified in the APA. The net book value of the utility assets to be sold to CSP was approximately $46.6 million at March 31, 2005.


                                     * * *


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

                                     * * *

     H    Amended Proposed Form of Notice


                                     * * *

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    August 12, 2005


                                              Allegheny Energy, Inc.


                                              By:      /s/ Kathryn L. Patton
                                                       ---------------------
                                              Title:   Deputy General Counsel of
                                                       Allegheny Energy, Inc.



                                              Monongahela Power Company


                                              By:      /s/ Kathryn L. Patton
                                                       ---------------------
                                              Title:   Deputy General Counsel of
                                                       Monongahela Power Company






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